SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of May, 2014, the percentage of shares of the Absolute Strategies Fund's outstanding Shares registered to National Financial Services LLC fell to 24.09% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.